Exhibit 8.1
List of Principal Subsidiaries and Consolidated Variable Interest Entity

Subsidiaries	Place of Incorporation
Zhangmen Technology HK Limited	Hong Kong
Shanghai Zhangxinrui Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Zhangda Education Technology Co., Ltd.	PRC